

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Ben Kaplan
Chief Executive Officer
Ehave, Inc.
18851 NE 29th Ave., Suite 700
Aventura, FL 33180

> **Re: Ehave, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **File No. 024-11336**
> **Filed November 17, 2020**

Dear Mr. Kaplan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A Filed November 17, 2020

Cover Page

1. You disclose that you may sell up to 250 million shares at a price range of between $0.02 and $2.00 per share. However, we note that if the offering were fully subscribed at $2.00 per share, it would exceed the Tier 2 Regulation A threshold of $50 million. Please revise.

2.   We note that you may accept as stock consideration "promissory notes, services and/or other consideration without notice to subscribers." Explain under "Distribution" what "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A.

The Offering
Use of Proceeds, page 8

3.   We note that your Chief Executive Officer's salary has been accrued but not paid. Please clarify whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Part II of the Form 1-A.

Risk Factors, page 9

4.   We note that Section 6 of the Subscription Agreement includes an exclusive forum provision and a jury trial waiver provision for certain claims against you. Please add risk factor disclosure regarding the two provisions and address, without limitation, how these provisions may impact shareholder rights. Clarify whether the provisions apply to claims under the federal securities laws. Include disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

5.   Please revise to ensure that the amounts included in narrative discussions of your results of operation and financial position agree with the financial statements included in the filing. For example, you indicate that net loss for the nine months ended September 30, 2020, was $60,951, although it appears that you reported net income for the period. We also note, for example, that none of the amounts disclosed in your discussion of liquidity and capital resources as of September 30, 2020 appear to reconcile to your interim balance sheet. Please ensure that all amounts disclosed throughout your filing, such as in your discussion of results of operations and liquidity and capital resources for the year ended December 31, 2019 and within your Risk Factors discussion, are consistent with your financial statements.

Management
Biographies, page 48

6.   Please revise the business descriptions of Messrs. Benjamin Kaplan, Zeke Kaplan, and Binyomin Posen to clarify the dates served in the positions mentioned and ensure that the business description includes positions held during the past five years.

Ben Kaplan
Ehave, Inc.
December 14, 2020
Page 3

Description of Securities, page 54

7.   Please disclose the voting rights of the common stock being offered. We note that your amended Articles of Incorporation provide for both voting and non-voting common shares.

     You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jonathan Leinwand, Esq.